September 3, 2024

Gregory Allison
Chief Executive Officer
Pacaso Inc.
447 Sutter Street, Suite 405 PMB 250
San Francisco, CA 94108

       Re: Pacaso Inc.
           Draft Offering Statement on Form 1-A
           Submitted August 12, 2024
           CIK No. 0001858206
Dear Gregory Allison:

       We have reviewed your draft offering statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.
After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A
General

1. We note that your offering is for 21,958,718 shares of your Class D common stock at the effective price of $3.42 per share. However, your offering amount appears to exceed the
       $75 million offering cap under Rule 251(a)(2) since 21,958,718 shares at $3.42 per share equals $75,098,815.56. Please revise your offering statement as appropriate.
Cover page

2. We note your disclosure on cover page and page 2 that 447 Sutter Street, Suite 405 PMB
       250, San Francisco, CA 94108 is your corporate address. We also note your disclosure on page 36 that this address is a "mail receiving center" and that you have office leases in Cincinnati, OH and Irvine, CA. Please revise to provide the full mailing address of your principal executive offices. See Item 1(b) in Part II of Form
1-A.
 September 3, 2024
Page 2

Plan of Distribution
Discounted Shares, page 26

3. We note your disclosure that "all of the above perks are subject to availability." Please revise to clarify your meaning concerning the "availability" language. Furthermore, please clarify whether such perks will be offered throughout your entire offering period, maybe be stopped and resumed periodically, given that the perks are subject to availability.
Securities Being Offered, page 66

4. We note that you have Class A, B, and C common stock and Series A, B-1, B-2, and C-1
       Preferred Stock currently outstanding. We also note that you will be offering Class D common stock in this offering. Please revise to provide all of the description of securities disclosure required by Item 14(a) in Part II of Form 1-A.
       Please contact Kibum Park at 202-551-6836 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Arden Anderson, Esq.